(Check One): ☐ Form 10-K ☐ Form 11-k ☐ Form 20-F ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	Commission File Number: 1-1941

For Period Ended: June 30, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I    REGISTRANT INFORMATION

BETHLEHEM STEEL CORPORATION

Full name of registrant

Not Applicable

Former name if applicable

1170 Eighth Avenue

Address of principal executive office (street and number)

Bethlehem, PA 18018-2217

City, state and zip code

PART II    RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The registrant and certain of its subsidiaries filed petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) on October 15, 2001. The registrant is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 because compliance with the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, would cause significant hardship and unreasonable burden in terms of expense and effort on the part of the registrant, as the efforts of the registrant have been occupied with (1) post-closing matters concerning the sale of substantially all of its assets to International Steel Group, the closing of which occurred on May 7, 2003, and (2) the preparation and filing of the registrant’s Plan of Liquidation and Disclosure Statement with the Bankruptcy Court on July 29, 2003.

PART IV    OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lonnie A. Arnett (Name)	(610) (Area Code)	694-3946 (Telephone Number)

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2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the previously announced sale of substantially all the registrant’s assets to a subsidiary of International Steel Group Inc. on May 7, 2003, the registrant no longer has any operations and is working toward the closure of its chapter 11 case. While the registrant expects to report net income from operations in the second quarter 2003 compared to a net loss of $119 million in 2002, the second quarter 2003 operating results will include only one month of operations. Therefore, comparison of second quarter 2003 results to the same period in 2002 may be inappropriate.

As of April 30, 2003, the registrant has adopted the liquidation basis of accounting. The liquidation basis of accounting requires the registrant to accrue an estimate for expenses to be incurred during the period through closing the chapter 11 case, which is expected to be approximately $28 million.

Bethlehem Steel Corporation caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2003

BETHLEHEM STEEL CORPORATION

By:	/s/ LONNIE A. ARNETT
	Name:	Lonnie A. Arnett
	Ttile:	Vice President and Controller

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